SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEXGEN ENERGY LTD.
(Name of Issuer)

COMMON STOCK, NO PAR
(Title of Class of Securities)

65340P106
(CUSIP Number)

May 17, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

CUSIP NO. 6534P106	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mega Uranium Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
19,375,265 common shares

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
19,375,265 common shares

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,375,265 common shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.31%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO. 6534P106	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

NexGen Energy Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices:

1021 W. Hastings Street
Vancouver, British Columbia V6E 0C3 Canada

Item 2(a).	Name of Person Filing:

Mega Uranium Ltd.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

211 Yonge Street, Suite 502
Toronto, Ontario M5B 1M4 Canada

Item 2(c).	Citizenship:

Ontario, Canada

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

65340P106

CUSIP NO. 6534P106	Page 4 of 6 Pages

Item 3.	If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

☐ If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP NO. 6534P106	Page 5 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned: 19,375,265 common

(b)	Percent of class: 6.31%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 19,375,265 common

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 19,375,265 common

(iv)	Shared power to dispose or to direct the disposition of: 0

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP NO. 6534P106	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 2017

Mega Uranium Ltd.

By:	/s/ Richard Patricio
Name: Richard Patricio
Title: CEO and President